UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                                OMI CORPORATION
                                ---------------
                               (Name of Issuer)


                    Common Stock, $0.50 par value per share
                ------------------------------------------------
                        (Title of Class of Securities)


                                   Y6476W104
                            ------------------------
                                (CUSIP Number)


                               February 14, 2007
                            ------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [X]   Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

This amendment is filed to correct the filing made with respect to OMI Corporation (the "Issuer") on February 14, 2007. The Schedule 13G/A that was filed for this reporting person in connection with securities held in the Issuer was made in error. The reporting person did not own a position in the Issuer.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Date: February 20, 2007            MAGNETAR FINANCIAL LLC

                                   By: Magnetar Capital Partners LP
                                       As Sole Member


                                   By:  /s/ Alec N. Litowitz
                                        --------------------
                                   Name:  Alec N. Litowitz
                                   Title: Manager of Supernova Management LLC,
                                   as General Partner of Magnetar Capital
                                   Partners LP